SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of September, 2006

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 322-3535
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA PARANAENSE DE ENERGIA - COPEL
Corporate Taxpayers’ ID (CNPJ) 76.483.817/0001 -20
PUBLICLY-HELD COMPANY
CVM Registration 1431-1

SUMMARY OF THE EIGHTIETH EXTRAORDINARY
BOARD OF DIRECTORS’ MEETING HELD ON SEPTEMBER 21, 2006

The undersigned members of the Board of Directors met on September 21, 2006, at 10:30 a.m., at Rua Coronel Dulcídio, 800 - 10º andar, Curitiba - PR. After all absences had been justified, Mr. João Bonifácio Cabral Júnior, Chairman of the Board of Directors, complemented those present, recorded the presence of Mr. Paulo Roberto Trompczynski, CFO and Market Relations Officer, and announced that the meeting had been called to deliberate on the following conditions of the fourth issue of simple debentures, non-convertible into shares, in a single serie, unsecured and with no preference rights for the Company, for public distribution (“Fourth Issue” and “Debentures”, respectively), this being the second issue under the Debentures Issue Program to be filed with the Brazilian Securities and Exchange Commission (“CVM”): (i) the non-exercise of the prerogative to increase the number of debentures initially offered, as dealt with in Clause 3.5.1 of the “Deed of the Fourth Issue of Simple Debentures, Non-convertible into Shares, in a Single Serie, Unsecured, for Public Distribution by Companhia Paranaense de Energia - COPEL” (“Deed of Issue”); (ii) establishing the interest on the debentures; and (iii) the amendment of resolutions (a2), (a3), (d) and (u) of the 79th Extraordinary Board of Directors’ Meeting of August 18, 2006.

Following analyses and discussions, the members of the Board of Directors approved, by unanimous vote, the following:

(i) The non-exercise of the Prerogative to Increase the Number of Debentures: to resolve the non-exercise of the Prerogative to Increase the Number of Debentures, dealt with in Clause 3.5.1 of the Deed of Issue, given that no demand for debentures over and above the initially established number was registered during the book-building process.

(ii) Interest on the debentures: to resolve that, as of September 1, 2006, the Debentures will earn interest of 104% (one hundred and four percent) of the average “Extra Grupo” one-day Interbank Deposit rate (DI), calculated and published by the Clearinghouse for Custody and Settlement - CETIP, expressed as an annual percentage based on 252 business days, on the unit face value of the Debentures to be paid at the end of each Capitalization Period, as defined in the Deed of Issue; and

(iii) Amendments to the Resolutions of the Board of Directors: pursuant to Ofício/CVM/SRE/SEP/N.º 112/2006, of September 6, 2006, to revoke the authorization to ratify the financial institution hired to handle the public distribution of the Debentures from the Option of the Supplementary Lot of Debentures. Thus, items (a2) and (a3) of the minutes of the 79th Extraordinary Board of Directors’ Meeting of August 18, 2006 were deleted and items (a), (d) and (u) of same were amended to read: “(a) Total Value of the Fourth Issue: the total value of the Fourth Issue shall be R$ 600,000,000.00 (six hundred million Reais), with the possibility, pursuant to the terms of item 2 of article 14 of CVM Instruction 400, of December 29, 2003, that the number of Debentures may, at the Company’s discretion and without the need for a new request or any alteration to the terms of the Issue, be increased by up to 20% (twenty percent) over the initial number (“Additional Debentures”). The Additional Debentures, if issued, shall be distributed under the “best efforts” regime; “(d) Number of Securities: 60,000 (sixty thousand) Debentures will be issued, with the possibility of exercising the Option for Additional Debentures;” and “(u) Allocation of Funds: The funds raised from the public Debenture issue shall be used to extend the Company’s debt profile by honoring its financial obligations and to strengthen its cash position. The following financial commitments shall be settled: (i) 1/3 of the principal of the Company’s 3rd Debenture issue, in the approximate amount of R$ 133.0 million, due on February 1, 2007; (ii) the principal of the Company’s 2nd Debenture issue, in the approximate amount of R$ 600.0 million, due on March 1, 2007; and (iii) expenses related to the Fourth Issue. Should any additional resources be needed to complement these funds, they shall be raised through bank loans or other financing arrangements to be assessed and contracted by the Company. The right of the Company’s Executive Officers to undertake any and all acts and procedures deemed necessary for the successful execution of the Issue, especially executing the Amendment to the Deed of Issue. The Board also ratified all acts and procedures undertaken by the Executive Officers related to the resolutions adopted at this Meeting.

There being no further issues to discuss, the Chairman once again thanked all those present and brought the Meeting to a close. ---------------------------------------------------------------

JOÃO BONIFÁCIO CABRAL JÚNIOR	ACIR PEPES MEZZADRI
Chairman

SERGIO BOTTO DE LACERDA	ROGÉRIO DE PAULA QUADROS

RUBENS GHILARDI	LUIZ ANTONIO RODRIGUES ELIAS

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 22, 2006

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Rubens Ghilardi
Rubens Ghilardi CEO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.